UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No.	)*

Arcos Dorados Holdings Inc.
(Name of Issuer)

Class A Shares
(Title of Class of Securities)

G0457F107
(CUSIP Number)

Ms. Annette Franqui Forrestal Capital Limited Company 1450 Brickell Avenue Suite 2530 Miami, FL 33131 (305)-961-2853
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Woods Staton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colombia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 580,444 Class A Shares*
	8.	Shared Voting Power 6,985,223 Class A Shares
	9.	Sole Dispositive Power 580,444 Class A Shares*
	10.	Shared Dispositive Power 6,985,223 Class A Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,565,668 Class A Shares*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.78% Class A Shares
14.	Type of Reporting Person (See Instructions) IN, HC

* Includes 153,302 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of this filing, which options are deeply out-of-the-money and are therefore unlikely to be exercised. It also includes 177,093 restricted share units granted to Mr. Staton in 2011, 2012, 2013, 2014 and 2015 (of which 36,272 have vested and 140,821 have not yet vested). Each restricted share unit represents the right to receive one Class A share when vested. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B shares. The Class A Shares are entitled to one vote per share and the Class B shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B shares, Los Laureles Ltd. currently owns approximately 38.0% of the economic interests of the Issuer and approximately 75.4% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 5.78% of the Class A Shares, Mr. Staton owns 41.53% of the economic interests of the Issuer and 76.78% of its voting interests.

CUSIP No.	G0457F107
1.	Names of Reporting Persons. Chablais Investments S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 Class A Shares
	8.	Shared Voting Power 6,985,223 Class A Shares
	9.	Sole Dispositive Power 0 Class A Shares
	10.	Shared Dispositive Power 6,985,223 Class A Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,985,223 Class A Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.35% of Class A Shares
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the Class A Shares, no par value per share (the “Class A Shares”), of Arcos Dorados Holdings Inc. (the “Issuer”). The principal executive offices of the Issuer are located at Dr. Luis Bonavita 1294, Piso 5 of. 501, Cp 11300 Montevideo, Uruguay.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of each of (i) Mr. Woods Staton (“Mr. Staton”) and (ii) Chablais Investments S.A., a corporation organized under the laws of the British Virgin Islands (“Chablais” and, together with Mr. Staton, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.1 (the “Joint Filing Agreement”).

Mr. Staton beneficially owns 7,565,668 Class A Shares through direct and indirect ownership. Mr. Staton is the Issuer’s Executive Chairman and was the Issuer’s CEO from 2007 through October 2015. Mr. Staton is the beneficial owner of Los Laureles Ltd., the Issuer’s controlling shareholder. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B shares. The Class A Shares are entitled to one vote per share and the Class B shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B shares, Los Laureles Ltd. currently owns approximately 38.0% of the economic interests of the Issuer and approximately 75.4% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 5.78% of the Class A Shares, Mr. Staton owns 41.53% of the economic interests of the Issuer and 76.78% of its voting interests.

Chablais is the record owner of 6,985,223 Class A Shares. Mr. Staton is the controlling shareholder of Chablais and exercises control over its investment decisions. Due to his relationship with Chablais, Mr. Staton may be deemed to have shared voting and investment power with respect to the Class A Shares owned by Chablais.

(b) The address of Mr. Staton is Mantua No. 6575 (esquina Potosí), Montevideo, Uruguay 11500

The address of the principal office of Chablais is Level 1, Palm Grove House, Wickham’s Cay 1, Road Town, Tortola, BVI. The name, business address, present principal occupation or employment, principal business address of such employer and citizenship of each director and controlling person of Chablais is set forth on Schedule A.

(c) The principal business of Chablais is to pursue investments.

Mr. Staton controls Chablais and is the Issuer’s Executive Chairman.

(d) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of the date hereof, the Reporting Persons are deemed to beneficially own an aggregate of 7,565,668 Class A Shares as detailed in Item 5.

Mr. Staton is the record owner of 286,322 Class A Shares, 250,050 of which were acquired in various open market transactions in 2011 and 2014 and 36,272 vested restricted share units, representing the same number in Class A shares. In addition, Mr. Staton holds 153,302 stock options which he may exercise within 60 days of this filing, and 140,821 restricted share units that have not yet vested.

Chablais is the record owner of 6,985,223 Class A Shares, 3,182,424 of which were acquired in connection with the Issuer’s initial public offering in the United States in 2011 (“IPO”) and 3,802,799 of which were acquired in various open market transactions in 2011, 2014 and 2015.

The aggregate purchase price for all Class A Shares deemed to be owned by the Reporting Persons, excluding the Class A Shares granted to Mr. Staton as part of his compensation from the Issuer, was $81,720,999. Such aggregate purchase price was funded with personal funds and paid in connection with the various open market transactions used to acquire the Class A Shares from 2011 to 2015.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Class A Shares for investment purposes. The Reporting Persons, including Mr. Staton, participate, and intend to continue participating, directly and indirectly in the management of the Issuer through representation on the Issuer’s board of directors. For further information see Item 2 hereof.

Other than Mr. Staton, each of the persons listed on Schedule A attached hereto holds less than 1% of the Issuer’s Class A Shares. Mr. Staton disclaims beneficial ownership of any Class A Shares held by such persons.

The Reporting Persons, and to the best of the Reporting Persons’ knowledge, each of the persons listed on Schedule A attached hereto, intend to review their holdings in the Company on a continuing basis and, depending upon the price and availability of the Company securities, subsequent developments affecting the Company, the business prospects of the Company, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Company. As part of this ongoing review, the Reporting Persons have engaged and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Company.

Except as set forth in this Statement, none of the Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) Mr. Staton has acquired, or has been granted, and, for the purpose of Rule 13d-3, promulgated under the Exchange Act, beneficially owns, as of March 10, 2016, 7,565,668 Class A Shares, representing approximately 5.78% of the outstanding Class A Shares of the Issuer. Of these shares, 153,302 represent shares that Mr. Staton has a right to acquire through his exercise of stock options, which options are deeply out-of-the-money and are therefore unlikely to be exercised. Additionally, 36,272 of these shares represent shares granted by the Issuer to Mr. Staton as restricted share units which have already vested, and 140,821 represent shares granted by the Issuer to Mr. Staton as restricted share units which have not yet vested. These amounts also include the Class A Shares that Mr. Staton beneficially owns through Chablais. Through Los Laureles Ltd., Mr. Staton beneficially owns 100% of the Issuer’s Class B shares. The Class A Shares are entitled to one vote per share and the Class B shares are entitled to five votes per share. By virtue of its ownership of 100% of the Issuer’s Class B shares, Los Laureles Ltd. currently owns approximately 38.0% of the economic interests of the Issuer and approximately 75.4% of its voting interests. By virtue of his beneficial ownership of Los Laureles Ltd., and his additional direct and indirect ownership of 5.78% of the Class A Shares, Mr. Staton owns 41.53% of the economic interests of the Issuer and 76.78% of its voting interests.

Chablais has acquired and, for the purpose of Rule 13d-3, promulgated under the Exchange Act, beneficially owns, as of March 10, 2016, 6,985,223 Class A Shares, representing approximately 5.35% of the outstanding Class A Shares of the Issuer.

Other than Mr. Staton, each of the persons listed on Schedule A attached hereto has acquired, or has been granted, and, for the purpose of Rule 13d-3, promulgated under the Exchange Act, beneficially owns, as of March 10, 2016, less than 1% of the outstanding Class A Shares of the Issuer. Mr. Staton disclaims beneficial ownership of any Class A Shares held by such persons.

The percentages reported herein for Mr. Staton’s holdings are based on the 130,538,896 Class A Shares outstanding as of December 31, 2015 plus the 153,302 Class A Shares Mr. Staton has a right to acquire through his exercise of stock options and the 140,821 of unvested restricted share units he holds, for a total of 130,833,018 Class A Shares. All other percentages are based only on the 130,538,896 Class A Shares outstanding as of December 31, 2015.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Class A Shares.

(b)

Reporting Person	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
Mr. Staton	580,444	6,985,233	7,565,668	5.78%*
Chablais	0	6,985,233	6,985,223	5.35%**

* Based on 130,538,896 Class A Shares outstanding as of December 31, 2015 plus the 153,302 Class A shares Mr. Staton has a right to acquire through his exercise of stock options and the 140,821 unvested restricted share units. Each restricted share unit represents the right to receive one Class A share when vested.

** Based on 130,538,896 Class A Shares outstanding as of December 31, 2015.

(c) Other than the shares reported on Schedule B herein, none of the Reporting Persons effected any transactions involving the Shares in the 60 days prior to November 19, 2015, or any date thereafter, to and including the date hereof.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Materials to be Filed as Exhibits

Exhibit 7.1: Joint Filing Agreement, dated March 11, 2016 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2016

WOODS STATON

By:	/s/ Woods Staton
	Name:	Woods Staton

CHABLAIS INVESTMENTS S.A.

By:	/s/ Annette Franqui
	Name:	Annette Franqui
	Title:	Director

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